U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

July, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

July 28, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (6 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(94,775)	(123,256)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(350,117)	(458,490)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	23,180	48,886

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(421,712)	(532,860)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 1

Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	-

1.13	Total operating and investing cash flows (carried forward)	(421,712)	(532,860)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

Net increase (decrease) in cash held

1.20	Cash at beginning of quarter/year to date	4,504,902	4,616,407

1.21	Exchange rate adjustments to item 1.20	(82)	(439)

1.22	Cash at end of quarter (see note 1)	4,083,108	4,083,108

Note 1: C$4,083,108 converted at the exchange rate applicable at June 30, 2005 of 0.9330 equals approximately A$4,374,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	80,403

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada.  The provision of office facilities and staff in Canada is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 2

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total	150,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	233,108	349,563

5.2	Deposits at call	3,850,000	4,155,339

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	4,083,108	4,504,902

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 3

Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	St. Elmo, Rosebud Mine Claims, Nevada	Option to Acquire 100% of 31 unpatented lode mining claims, plus 2 unpatented claims covering water rights	Option to acquire 100% of claims	Nil

6.2	Interests in mining tenements acquired or increased	Lac Panache, Sudbury	Option to earn 100% of project	Nil	Option to earn 100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Appendix 5B Page 4

Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

      Date: ___July 28, 2005_________________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 5

Argosy Minerals Inc

Additional Information

APPENDIX I

Item 7.7 – Options

Argosy

M i n e r a l s    I n c

ARBN 073 391 189

July 28, 2005

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending June 30, 2005 - Summary of Activities and Expenditures

During the quarter ended 30th June 2005 Argosy continued with its planned corporate and strategic changes, including the amalgamation of its Canadian subsidiaries and the deregistration of inactive subsidiaries in the British Virgin Islands, in order to reduce administration costs, while reviewing numerous proposals received for participation in minerals projects in Australia, Mexico, China and North America.

The highlight last quarter was the acquisition of the Lac Panache Project, a prospective nickel sulphide / platinum group metal project in Canada.  A review of past exploration activities was completed this Quarter and trenching of identified geophysical and geochemical anomalies has commenced.  Due diligence activities continued in Mexico where Argosy has been looking at potential gold properties.

Summary of Expenditures

Legal, Administrative, Consultants	$ 10,371
Claim Fees	3,900
Project Option Fees	80,513
$ 94,784

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

Last Quarter Argosy announced the agreement over prospective tenements that host outcropping base metal sulphide - platinum group metal mineralisation – the Lac Panache Project, close to Sudbury, Ontario, Canada.

The project comprises the main Lac Panache project area, and the smaller Brazil Lake, Little Panache and Norwest areas.  Total area covered by claims is 32.2 km2.

Previous exploration in the Lac Panache area resulted in the discovery of sulphide-bearing gabbros, quartz-sulphide veins and massive sulphides with assays reaching up to 1.47% nickel, 6% copper, 1.1% cobalt, 8.0 g/t gold, 1.4g/t palladium and 0.9g/t platinum.

The Brazil Lake area is host to pyrrhotite-cobaltite mineralisation where previously reported grades of 9.16% cobalt and 3.56% nickel were recorded by the Ontario Geological Survey.  At Norwest anomalous polymetallic grades have been encountered (0.21% cobalt, 0.87% nickel and 1.89% copper).

This Quarter Argosy completed an initial review of exploration activities completed by previous explorers.  This included a consultant’s appraisal of past geophysical surveys.  Following this review Argosy has now commenced a trenching program that will target a series of geochemical anomalies as well as a geophysical anomaly which points to the likely presence of near-surface sulphide mineralisation.

GOLD CREEK – Gold, Nevada, USA

Argosy announced during the Quarter that it had elected not to proceed with the option over the St. Elmo and Rosebud group of claims.

PROJECT DUE DILIGENCE – Gold, Mexico

An Argosy appointed consultant completed a field inspection and sampling program on a gold - silver property near Mazatlan in Sinaloa State, Mexico.  The mesothermal-style mineralisation was found to be hosted in veins and irregular shaped pods within metasediments.  Although gold grades in outcrop grab samples reach a few ounces per tonne, mineralisation is narrow and discontinuous with little potential for substantial tonnages.  Argosy declined to advance this property review any further.

INVESTIGATION OF NEW OPPORTUNITIES

During the Quarter Argosy reviewed a number of opportunities: a nickel - cobalt laterite in Western Australia, several gold properties in China and several gold - base metal properties in North America.  Argosy continues to evaluate several of these projects.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

With elections underway in Burundi in an atmosphere of relative calm, Argosy elected during the Quarter to lift the state of force majeure.

Contacts have been re-established with the Ministry of Mines and Energy in Bujumbura with a view to agreeing on a strategy to go forward.

CORPORATE

The Annual General Meeting of the Corporation was held on May 26, 2005 where shareholder approval was received to discontinue the Corporation in the Yukon and continue in British Columbia.  The continuance to British Columbia was followed by the amalgamation of the Corporation with its wholly owned subsidiaries, Argosy Mining Corp and Calliope Metals (Holdings) Ltd.  Shareholder approval was also received for continuance of the Corporation to Australia at the Directors’ discretion.

NEWS RELEASE No. 09-05

July 6, 2005

ASX Symbol - AGY

CHANGE OF COMPANY ADDRESS

With effect from July 1, 2005, the offices of Argosy Minerals Inc. will be located at Suite 10, Level 2 "Peninsula Place", 57 Labouchere Road, South Perth, Western Australia 6151.

The telephone and facsimilie numbers remain the same.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

Peter H Lloyd, Chairman	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.